FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January, 2003

Commission File Number: 0-30820



                             Tioga Technologies Ltd.

                 (Translation of registrant's name into English)

                 1 Azrieli Center, Round Tower, Tel-Aviv, Israel

                              001-(972-3) 607-0333

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The information in this report on Form 6-K is incorporated by reference into all Registration Statements which the registrant has filed or which it will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Tioga Technologies Corrects Certain Items in 2002 Year-End Results. Dated: January 21, 2003.

2. Press Release: Tioga Technologies Reports Fourth Quarter And Year 2002 Financial Results; STMicroelectronics Exercises Option to Acquire Assets of Tioga; Andy Carmon Appointed Chief Executive Officer. Dated: January 16, 2003.

3. Press Release: Tioga Technologies Reports Third Quarter 2002 Financial Results. Dated: October 25, 2002.

4. Press Release: Tioga Technologies Reports Second Quarter 2002 Financial Results. Dated: August 9, 2002.

5. Press Release: Tioga Technologies Reports First Quarter 2002 Financial Results. Dated: May 10, 2002.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.







                                                     Tioga Technologies Ltd.
                                                     (Registrant)
                                                     /s/ Andy Carmon
                                                     ------------------------
Date: January, 26 2003                            By: Andy Carmon
                                                     Chief Executive Officer

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit



10.1 Press Release: Tioga Technologies Corrects Certain Items in 2002 Year-End Results. Dated: January 21, 2003.

10.2 Press Release: Tioga Technologies Reports Fourth Quarter And Year 2002 Financial Results; STMicroelectronics Exercises Option to Acquire Assets of Tioga; Andy Carmon Appointed Chief Executive Officer. Dated: January 16, 2003.

10.3 Press Release: Tioga Technologies Reports Third Quarter 2002 Financial Results. Dated: October 25, 2002.


10.4 Press Release: Tioga Technologies Reports Second Quarter 2002 Financial Results. Dated: August 9, 2002.


10.5 Press Release: Tioga Technologies Reports First Quarter 2002 Financial Results. Dated: May 10, 2002.

                                  EXHIBIT 10.1




                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE
For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com




       Tioga Technologies Corrects Certain Items in 2002 Year-End Results


Tel Aviv, Israel, January 21, 2003 -- Tioga Technologies, Ltd. (OTC BB: TIGA) today announced an error in the number of diluted shares as reported in its fourth quarter and year-end 2002 financial results press release issued on January 16, 2003. As a result, the diluted Earning Per Share figures were incorrect as well.
The correct number of shares used for the calculation of diluted net earning per share should be as follows:

For the fourth quarter ended December 31 2002 - 28,182,934, as opposed to the previously reported 35,239,877.

For the year ended December 31 2002 - 27,888,462, as opposed to the previously reported 36,707,759.

The correct diluted net Earning Per Share should be as follows:
For the fourth quarter ended December 31 2002 - $0.12, as opposed to $0.09 previously reported. For the year ended December 31 2002 - $0.31, as opposed to the $0.24 previously reported.


About Tioga Technologies:
Tioga Technologies Ltd. is a developer of standard integrated circuits (ICs) for broadband communications applications. Tioga's digital subscriber line (DSL) ICs enables the digital transmission of voice, video and data over standard telephone lines. Tioga's full-custom design technology enables high-performance, low-power ICs at a low cost. Tioga is headquartered in Tel Aviv, Israel. For more information, please visit our web site at www.tiogatech.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, dependence on STMicroelectronics, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, risks of operations in Israel and dependence on subcontractors. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

You may register to receive Tioga's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.

                                  EXHIBIT 10.2





                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE
For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com




    Tioga Technologies Reports Fourth Quarter And Year 2002 Financial Results

         STMicroelectronics Exercises Option to Acquire Assets of Tioga

                 Andy Carmon Appointed Chief Executive Officer

Tel Aviv, Israel, January 16, 2003-- Tioga Technologies, Ltd. (OTC BB: TIGA) today announced financial results for its fourth quarter and twelve months ended December 31, 2002.

For the quarter ended December 31, 2002, Tioga reported total revenues of $4.3 million, nearly all of which were development and marketing services revenues, including license fees, for the technologies and products developed under the Development, Marketing and Services Agreement between Tioga and
STMicroelectronics.
Revenues for the fourth quarter of 2001 were $0.15 million.

Pursuant to the terms of the Option Agreement previously entered into by and between Tioga and STMicroelectronics, STMicroelectronics has exercised its call option to acquire all assets of Tioga for a consideration of up to $12.0 million. The parties anticipate to finalize an assets transaction at the beginning of the second quarter of 2003.

The Development, Marketing and Services agreement between Tioga and STMicroelectronics will remain in effect until the earlier of the closing date of the asset sale transaction or April 15 2003.

In addition, the Company announced that Doug Goodyear is resigning from his position as Chief Executive Officer to pursue other interests. Mr. Goodyear, who has served as the Company's Chief Executive Officer since January 2001, has asked the Board to accept his resignation effective immediately. While no longer maintaining an executive role with the Company, Mr. Goodyear will remain on Tioga's Board of Directors.

Andy Carmon, previously head of Tioga's Israeli design office, has been appointed the Company's new Chief Executive Officer. Mr. Carmon previously held senior engineering positions with both DSP Group and Orckit Communications.

Izhak Tamir, Chairman of the Board said, "On behalf of the Board, I would like to thank Doug for his contribution and achievements through this difficult business environment. We look forward to his continued guidance as a company Director."

Doug Goodyear said "Having been with Tioga from the beginning I have nothing but admiration for the engineering group in Tel Aviv. I wish the team the very best and I look forward to working with Andy Carmon in his new role".

Total operating expenses for the fourth quarter of 2002 were $1.0 million, while operating expenses for the fourth quarter of 2001 were $1.3 million.

Net profit for the fourth quarter of 2002 was $3.3 million, as compared to the ($1.3) million net loss for the fourth quarter of 2001.

On a basic per share basis, net profit for the fourth quarter of 2002 was $0.13, as compared to a per share loss of ($0.05) for the fourth quarter of 2001.

For the year ended December 31, 2002, Tioga reported revenues of $7.9 million, almost all of which are development and marketing services revenues, including license fees, for the technologies and products developed under the Development, Marketing and Services Agreement between Tioga and STMicroelectronics.

Total revenues for the year ended December 31, 2001 were $1.4 million, almost all of which were royalties' revenues.

Net profit for 2002 was $8.8 million, while net loss for the year ended December 31, 2001 was ($18.2).


About Tioga Technologies:
Tioga Technologies Ltd. is a developer of standard integrated circuits (ICs) for broadband communications applications. Tioga's digital subscriber line (DSL) ICs enables the digital transmission of voice, video and data over standard telephone lines. Tioga's full-custom design technology enables high-performance, low-power ICs at a low cost. Tioga is headquartered in Tel Aviv, Israel. For more information, please visit our web site at www.tiogatech.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, dependence on STMicroelectronics, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, risks of operations in Israel and dependence on subcontractors. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

You may register to receive Tioga's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.



                                          Tioga Technologies,
                                                  Ltd.

                                          Consolidated Balance
                                                 Sheet

                                           (dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------------------


                                                               December 31,              December 31,
                                                                  2002                       2001
                                                                 (Audited)                 (Audited)
         Assets
               Current assets
               Cash and cash equivalents                          5,559                      7,712
               Related party-trade receivables                      0                          21
               Trade receivables                                  1,693                        22
               Deposit in escrow                                    0                        1,800
               Other current assets                                908                       1,939
               Inventories                                         37                          59
                                                              --------------          ----------------
                    Total current assets                          8,197                     11,553

               Long-term  investments
               Long-term prepaid expenses                           0                        219
               Long- term lease deposits                           28                         27
                                                              --------------          ----------------
                     Total-long term investments                   28                        246

               Severance pay fund                                  894                       791
                                                              --------------          ----------------

               Property and equipment, net                         379                       860
                                                              --------------          ----------------

                    Total assets                                  9,498                     13,450
                                                              --------------          ----------------

         Liabilities and Shareholders' Deficiency
               Current liabilities
               Current  maturities  of long term loan from a
               related party                                      1,800                     13,000
               Trade payables                                       106                      882
               Related party-current account                        674                      214
               Employees and payroll accruals                       448                      733
               Other current  liabilities                         1,218                      1,092
                                                              -----------------       ----------------
                    Total current liabilities                     4,246                     15,921

               Long-Term Liabilities
               Long-term loan from a related party                5,200                      7,000
               Accrued severance pay                              1,600                      1,523
                                                              -----------------       ----------------
                    Total long-term liabilities                   6,800                      8,523

               Shareholders' deficiency                          (1,548)                   (10,994)
                                                              -----------------       ----------------

               Total  liabilities and  shareholders'  equity
               (Deficiency)                                       9,498                     13,450
                                                              -----------------       ----------------





                                                     Tioga Technologies, Ltd.

                                              Consolidated Statements of Operations

                                     (Dollars in thousands, except share and per share data)
-----------------------------------------------------------------------------------------------------------------------------------
      Reclassified
                                                             Three Months Ended December        Twelve Months Ended December 31,
                                                                   31, (Unaudited)                         (Audited)
                                                              2002                2001               2002              2001
                                                              ----                ----               ----              ----
Revenues
      Development and marketing services                      4,277                                  7,667               0
      Royalties from related party                              0                  147                200              1,418
      Product                                                  45                   7                 45                 22
                                                         ----------------    ----------------    --------------   -----------------
                                                              4,322                154               7,912             1,440
Operating costs and expenses:
Research and development costs, net                            266                1,045              4,907             7,966

Product Costs                                                  20                   1                 20                 8

Selling,   marketing,    general   and   administrative
expenses                                                       540                (187)              2,227             4,067

Impairment of property and equipment                           157                  0                 157                0

Amortization of deferred stock compensation                    (1)                 431                635              2,252
                                                         ----------------    ----------------    --------------   -----------------

Total operating costs and expense                              982                1,290              7,946             14,293
                                                         ----------------    ----------------    --------------   -----------------

Operating income (loss)                                       3,340              (1,136)             (34)             (12,853)

Other expenses                                                (10)                (16)               (10)               (16)
Other income                                                    0                   0                9,698               0
Financial income (expenses), net                              (219)                267               (874)            (1,238)
                                                         ----------------    ----------------    --------------   -----------------

Net income (loss) from continuing operations                  3,111               (885)              8,780            (14,107)
Income (loss) from discontinued operations                     161                (387)               19              (4,043)
                                                         ----------------    ----------------    --------------   -----------------

Net income (loss)                                             3,272              (1,272)             8,799            (18,150)
                                                         ================    ================    ==============   =================

Basic net earning (loss) per share:
 Continuing operations                                        $ 0.12             $ (0.04)            $0.35            $ (0.60)
Discontinued operations                                         0.01               (0.01)          *)                   (0.17)
                                                         ----------------    ----------------    --------------   -----------------
                                                         ----------------    ----------------    --------------   -----------------
 Net earning (loss)  per share                                $ 0.13             $ (0.05)            $ 0.35           $ (0.77)
                                                         ================    ================    ==============   =================


Number of shares used in  computing  basic net loss per
share                                                      24,960,682          24,374,710         24,771,743         23,604,309

Diluted net earning (loss) per share:
Continuing operations                                        $ 0.09              $ (0.04)           $ 0.24            $ (0.60)
Discontinued operations                                           *)               (0.01)               *)              (0.17)
                                                         ----------------    ----------------    --------------   -----------------

 Net earning (loss)  per share                               $ 0.09              $ (0.05)           $ 0.24            $ (0.77)

Number of shares used in computing diluted net loss per share
                                                           35,239,877          24,374,710         36,707,759         23,604,309
*) Represent amount lower than $ 0.01
                                                         ================    ================    ==============   =================



                                  Exhibit 10.3



                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE
For more information contact:

Doug Goodyear                                    Lee Roth
CEO and President                                KCSA Public Relations Worldwide
(408) 432-5300                                   (212) 896-1209
dgoodyear@tiogatech.com                          lroth@kcsa.com


         Tioga Technologies Reports Third Quarter 2002 Financial Results
                                      ----

San Jose,  California,  October 25, 2002--Tioga  Technologies,  Ltd. (OTC BB:
TIGA.OB) today announced financial results for the quarter ended
September 30, 2002.

For the quarter ended September 30, 2002, Tioga reported total revenues of $0.3 million, all of which are development & marketing services revenues, which include license fees for the technologies and products developed under the Development, Marketing and Services Agreement between Tioga and STMicroelectronics. This Services Agreement with STMicroelectronics expires in early 2003.

Revenues for the third quarter of 2001 were $0.5 million.

Operating expenses for the third quarter of 2002 were $1.8 million, as compared to $2.1 million reported for the third quarter of 2001.

Net loss for the third quarter of 2002 was ($1.7) million, as compared to a net loss of ($2.1) million for the third quarter of 2001.

For the nine months ended September 30, 2002, Tioga reported net income of $5.5 million as compared to a net loss of ($16.9) million for the nine months ended September 30, 2001.

                                     (more)


Net loss per share for the third quarter of 2002 was ($0.07) as compared to a net loss per share of ($0.09) for the third quarter of 2001.

For the nine months ended September 30, 2002, Tioga reported net earnings per share of $0.22 as compared to a net loss per share of ($0.72) for the nine months ended September 30, 2001.

About Tioga Technologies:
Tioga Technologies Ltd. is a developer of standard integrated circuits (ICs) for broadband communications applications. Tioga's digital subscriber line (DSL) ICs enables the digital transmission of voice, video and data over standard telephone lines. Tioga develops chips employing a range of DSL technologies including ADSL/G.lite, HDSL, SDSL and VDSL. Tioga's full-custom design technology enables high-performance, low-power ICs at a low cost. Tioga is headquartered in San Jose, California, and has R&D offices in Tel Aviv, Israel. For more information, please visit our web site at www.tiogatech.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, dependence on STMicroelectronics, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, risks of operations in Israel and dependence on subcontractors. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

You may register to receive Tioga's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.

                               (Tables to Follow)



                                                 Tioga Technologies, Ltd.

                                                Consolidated Balance Sheet

                                                  (dollars in thousands)

                                                                       September 30, 2002           December 31,
                                                                          (Unaudited)              2001 (Audited)
Assets
         Current assets
         Cash and cash equivalents                                           2,461                      7,712
         Related party-trade receivables                                       0                         21
         Trade receivables                                                     16                        22
         Deposit in escrow                                                   1,800                      1,800
         Other current assets                                                1,002                      1,939
         Inventories                                                           42                        59
                                                                     -----------------------    ----------------------
              Total current assets                                           5,321                     11,553

         Long-term  investments
         Long-term prepaid expenses                                            82                        219
         Long- term lease deposits                                             27                        27
                                                                     -----------------------    ----------------------
                                                                     -----------------------    ----------------------
               Total-long term investments                                    109                        246

         Severance pay fund                                                   805                        791
                                                                     -----------------------    ----------------------

         Property and equipment, cost                                        1,657                      2,151
         Less accumulated depreciation                                      (1,109)                    (1,291)
                                                                       ------------------        -------------------
         Property and equipment, net                                          548                        860
                                                                     -----------------------    ----------------------

              Total assets                                                   6,783                     13,450
                                                                     -----------------------    ----------------------

Liabilities and Shareholders' Equity (Deficiency)
         Current liabilities
         Current maturities of long term loan from a related party             0                       13,000
         Trade payables                                                       164                        882
         Related party-current account                                        668                        214
         Employees and payroll accruals                                       362                        733
         Other current liabilities                                           1,853                      1,092
                                                                     -----------------------    ----------------------
              Total current liabilities                                      3,047                     15,921

         Long-Term Liabilities
         Long-term loan from a related party                                 7,000                      7,000
         Accrued severance pay                                               1,557                      1,523
                                                                     -----------------------    ----------------------
              Total long-term liabilities                                    8,557                      8,523

              Total liabilities                                              11,604                    24,444
                                                                     -----------------------    ----------------------

         Shareholders' equity (deficiency)                                  (4,821)                   (10,994)
                                                                     -----------------------    ----------------------

         Total liabilities and shareholders' equity (Deficiency)             6,783                     13,450
                                                                     -----------------------    ----------------------






                                             Tioga Technologies, Ltd.

                                      Consolidated Statements of Operations

                              (Dollars in thousands, except share and per share data)


                                                                     Three Months Ended Sep.           Nine Months Ended Sep. 30,
                                                                        30, (Unaudited)                       (Unaudited)
                                                                   2002                2001               2002            2001
                                                                   ----                ----               ----            ----

Revenues
      Royalties                                                      0                  472                200             1,271
      Development and Marketing services                            283                  0                3,390              0
      Product                                                        0                  15                  0                15
                                                               --------------      --------------    --------------    ------------
                                                               --------------      --------------    --------------    ------------
                                                                    283                 487               3,590            1,286

Gross Research and development                                     1,538               2,063              4,968            8,266
Less Royalties bearing grants                                      (327)              (1,338)             (327)           (1,338)
                                                               --------------      --------------    --------------    ------------
                                                               --------------      --------------    --------------    ------------

Research and development expenses, net                             1,211                725               4,641            6,928
                                                               --------------      --------------    --------------    ------------
                                                               --------------      --------------    --------------    ------------

Selling, Marketing, General and Administrative expenses             341                1,172              1,687            4,254

Amortization of deferred stock compensation                         214                 212                636             1,821
                                                               --------------      --------------    --------------    ------------

Total operating expense                                            1,766               2,109              6,964            13,003
                                                               --------------      --------------    --------------    ------------

Operating loss                                                    (1,483)             (1,622)            (3,374)          (11,717)

Financial Expenses                                                  120                 464                655             1,505
Other income                                                         0                   0                9,698              0
                                                               --------------      --------------    --------------    ------------

Net income (loss)                                                 (1,603)             (2,086)             5,669           (13,222)
Income tax                                                          155                  0                 155               0
                                                               --------------      --------------    --------------    ------------
                                                               --------------      --------------    --------------    ------------

Net income (loss) from continuing operations                      (1,448)             (2,086)             5,824           (13,222)

Loss from discontinued operations                                   297                  0                 297             3,656
                                                               --------------      --------------    --------------    ------------

Net income (loss)                                                 (1,745)             (2,086)             5,527           (16,878)
                                                               ==============      ==============    ==============    ============

Basic and diluted net earning (loss) per share:
 Net earning  (loss) per share from continuing operations         $ (0.06)            $ (0.09)            $ 0.23          $ (0.57)
 Net earning  (loss) per share from discontinued operations         (0.01)                  -              (0.01)           (0.15)
                                                               --------------      --------------    --------------    ------------
                                                               --------------      --------------    --------------    ------------
 Net earning (loss)  per share                                    $ (0.07)            $ (0.09)            $ 0.22          $ (0.72)
                                                               ==============      ==============    ==============    ============
                                                               ==============      ==============    ==============    ============

Number of shares  used in  computing  basic and  diluted  net
loss per share                                                  24,876,745          24,218,903         24,709,886      23,308,890
                                                               ==============      ==============    ==============    ============

                                                               # # #

                                  Exhibit 10.4



                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE
For more information contact:

Doug Goodyear                                Lee Roth
CEO and President                            KCSA Public Relations Worldwide
(408)432-5300                                (212) 896-1209
dgoodyear@tiogatech.com                      lroth@kcsa.com




                    Tioga Technologies Reports Second Quarter
                             2002 Financial Results
                                      ----


San Jose,  California,  August 9, 2002--Tioga  Technologies,  Ltd. (OTC BB:
TIGA.OB) today announced financial results for the quarter ended June 30, 2002.

For the quarter ended June 30, 2002, Tioga reported total revenues of $2.86 million of which $2.81 million are development & marketing services revenues, which include fees for license to the technologies and products developed under the Development, Marketing and Services Agreement between the Tioga and STMicroelectronics. This Services Agreement with STMicroelectronics expires in early 2003.
Revenues for the second quarter of 2001 were $0.36 million.

Operating expenses for the second quarter of 2002 were $2.4 million, as compared to $4.7 million reported for the second quarter of 2001.

Net income for the second quarter of 2002 was $9.9 million, as compared to a net loss of ($4.6) million for the second quarter of 2001. The increase in net income for the second quarter of 2002 is a result of Tioga's agreements with STMicroelectronics, which closed in the second quarter. The income from these agreements is reflected in the services revenues and the other income that includes a one-time income under a Technology Transfer Agreement with STMicroelectronics.

For the six months ended June 30, 2002, Tioga reported net income of $7.3 million as compared to a net loss of ($14.8) million for the six months ended June 30, 2001.

Net earnings per share for the second quarter of 2002 were $0.40 as compared to a net loss of ($0.20) per share for the second quarter of 2001.

For the six months ended June 30, 2002, Tioga reported net earnings per share of $0.30 as compared to a net loss per share of ($0.65) for the six months ended June 30, 2001.

Subsequent to June 30, 2002, Tioga repaid $13.0 million of current maturities of the long-term loan it received from Orckit Communications. The cash balance as of July 31, 2002 was $3.4 million.

Commenting on the results, Douglas Goodyear, President and CEO of Tioga said, "In the remainder of 2002 we will continue to focus our attention and resources on core engineering and marketing activities in accordance with our Development, Marketing and Services Agreement with STMicroelectronics and we expect that substantially all of our revenues will be generated from ST."



About Tioga Technologies:
Tioga Technologies Ltd. is a developer of standard integrated circuits (ICs) for broadband communications applications. Tioga's digital subscriber line (DSL) ICs enables the digital transmission of voice, video and data over standard telephone lines. Tioga develops chips employing a range of DSL technologies including ADSL/G.lite, HDSL, SDSL and VDSL. Tioga's full-custom design technology enables high-performance, low-power ICs at a low cost. Tioga is headquartered in San Jose, California, and has R&D offices in Tel Aviv, Israel. For more information, please visit our web site at www.tiogatech.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, dependence on STMicroelectronics, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, risks of operations in Israel and dependence on subcontractors. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

You may register to receive Tioga's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.





                                                Tioga Technologies, Ltd.

                                              Consolidated Balance Sheet

                                                (dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                June 30,            December 31,
                                                                  2002                  2001
                                                               (Unaudited)            (Audited)
         Assets
               Current assets
               Cash and cash equivalents                         12,928                 7,712
               Related party-trade receivables                      0                    21
               Trade receivables                                  3,667                  22
               Deposit in escrow                                  1,800                 1,800
               Other current assets                               1,525                 1,939
               Inventories                                         45                    59
                                                              --------------       ----------------
                    Total current assets                         19,965                11,553

               Long-term investments
               Long-term prepaid expenses                          82                    219
               Long- term lease deposits                           24                    27
                                                              --------------       ----------------
                                                              --------------       ----------------
                     Total-long term investments                   106                   246

               Severance pay fund                                  816                   791
                                                              --------------       ----------------

               Property and equipment, cost                       1,906                 2,151
               Less accumulated depreciation                     (1,289)               (1,291)
                                                              ------------------   -------------------
               Property and equipment, net                         617                   860
                                                              --------------       ----------------

                    Total assets                                 21,504                13,450
                                                              --------------       ----------------

         Liabilities and Shareholders' Equity (Deficiency)
               Current liabilities
               Current  maturities  of long term loan from a
               related party                                       13,000              13,000
               Trade payables                                       277                  882
               Related party-current account                        564                  214
               Employees and payroll accruals                       446                  733
               Other current liabilities                           1,818                1,092
                                                              -----------------    ----------------
                    Total current liabilities                      16,105              15,921

               Long-Term Liabilities
               Long-term loan from a related party                 7,000                7,000
               Accrued severance pay                               1,691                1,523
                                                              -----------------    ----------------
                    Total long-term liabilities                    8,691                8,523

                    Total liabilities                              24,796              24,444
                                                              -----------------    ----------------

               Shareholders' equity (deficiency)                  (3,292)             (10,994)
                                                              -----------------    ----------------

               Total  liabilities and  shareholders'  equity
               (Deficiency)                                        21,504              13,450
                                                              -----------------    ----------------








                                                     Tioga Technologies, Ltd.


                                              Consolidated Statements of Operations


                                     (Dollars in thousands, except share and per share data)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended June 30,        Six Months Ended June 30,
                                                                        (Unaudited)                       (Unaudited)
                                                                2002              2001               2002            2001
                                                                ----              ----               ----            ----

Revenues
      Royalties                                                  49                359                200              799
      Development and Marketing services                       2,807                -                3,107              -
                                                            -------------    ----------------    --------------   --------------
                                                               2,856               359               3,307             799

Research and development expenses                              1,640              2,313              3,430            6,203

Selling, Marketing, General and Administrative expenses         559               1,460              1,346            3,082

Amortization of deferred stock compensation                     212                951                422             1,609
                                                            -------------    ----------------    --------------   --------------

Total operating expense                                        2,411              4,724              5,198           10,894
                                                            -------------    ----------------    --------------   --------------

Operating gain (loss)                                           445              (4,365)            (1,891)         (10,095)

Financial Expenses                                              226                484                535             1,041
Other income                                                   9,698                0                9,698              0
                                                            -------------    ----------------    --------------   --------------

Net income (loss) from continuing operations                   9,917             (4,849)             7,272          (11,136)

Income (loss) from discontinued operations                       0                 285                 0             (3,656)
                                                            -------------    ----------------    --------------   --------------

Net income (loss)                                              9,917             (4,564)             7,272          (14,792)
                                                            =============    ================    ==============   ==============

Basic and diluted net earnings (loss) per share:
 Net   earnings   (loss)   per   share   from   continuing
operations                                                     $ 0.40            $ (0.21)            $ 0.30          $ (0.49)
 Net   earnings   (loss)  per  share   from   discontinued
operations                                                       -                  0.01               -               (0.16)
                                                            -------------    ----------------    --------------   --------------
 Net earnings (loss) per share                                 $ 0.40            $ (0.20)            $ 0.30          $ (0.65)
                                                            =============    ================    ==============   ==============

Number of shares used in computing basic and
diluted net earnings (loss) per share                        24,679,228        23,239,085         24,581,051       22,867,070
                                                            =============    ================    ==============   ==============




                                  Exhibit 10.5



                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE
For more information contact:
Doug Goodyear                                    Lee Roth
CEO and President                                KCSA Public Relations Worldwide
(408) 432-5300                                   (212) 896-1209
dgoodyear@tiogatech.com                          lroth@kcsa.com



         Tioga Technologies Reports First Quarter 2002 Financial Results
                                      ----


San Jose, California, May 10, 2002--Tioga Technologies, Ltd. (OTC BB: TIGA.OB) today announced financial results for its first quarter rended March 31, 2002.

For the first quarter ended March 31, 2002 Tioga reported total revenues of $0.45 million as compared to $0.44 million for the first quarter of 2001.

Operating expenses for the first quarter of 2002 were $2.8 million, as compared to $6.2 million reported in the first quarter of 2001.

Loss from continued operations for the first quarter of 2002 was ($2.6) million, 58% lower then the ($6.3) million loss for the first quarter of 2001. The decrease in the loss is attributed mainly to the decrease in operating expenses.

Loss per share from continuing operations was ($0.11) as compared to loss of ($0.28) per share from continuing operations for the first quarter of 2001.

Net loss for the first quarter of 2002 including the results of the discontinued operations was ($2.6) million, 74% lower then the ($10.2) million for the same period of 2001.

On a per share basis, net loss including the discontinued operations was ($0.11) for the first quarter of 2002, as compared to loss per share of ($0.45) for the three months ended March 31, 2001.

Commenting on the results, Douglas Goodyear, President and CEO of Tioga said, "Because of our recently announced alliance with ST Microelectronics, that has been approved by our shareholders as well as by the Office of the Chief Scientist, we have been able to focus our attention and resources on core engineering activities while continuing to gain the necessary customer traction. I believe that our current results reflect this streamlined approach. "


About Tioga Technologies:
Tioga Technologies Ltd. is a provider of standard integrated circuits (ICs) for broadband communications applications. Tioga's digital subscriber line (DSL) ICs enable the digital transmission of voice, video and data over standard telephone lines. Tioga develops chips employing a range of DSL technologies including ADSL/G.lite, HDSL, SDSL and VDSL. Tioga's full-custom design technology enables high-performance, low-power ICs at a low cost. Tioga is headquartered in San Jose, California, and has R&D offices in Tel Aviv, Israel. For more information, please visit our web site at www.tiogatech.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, sales to a concentrated group of customers, market acceptance, lengthy sales cycles, risks of operations in Israel and dependence on subcontractors for the manufacture of products. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

You may register to receive Tioga's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.





                                               Tioga Technologies, Ltd.

                                              Consolidated Balance Sheet

                                                (dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       March 31, 2002             December 31,
                                                                         (Unaudited)             2001 (Audited)
    Assets
            Current assets
            Cash and cash equivalents                                       6,170                    7,712
            Related party-trade receivables                                  118                       21
            Trade receivables                                                 7                        22
            Deposit in escrow                                               1,800                    1,800
            Other current assets                                            1,673                    1,939
            Inventories                                                      52                        59
                                                                      ------------------      ---------------------
                 Total current assets                                       9,820                    11,553

            Long-term  investments
            Long-term prepaid expenses                                        0                       219
            Long- term lease deposits                                        24                        27
                                                                      ------------------      ---------------------
                                                                      ------------------      ---------------------
                  Total-long term investments                                24                       246

            Severance pay fund                                               765                      791
                                                                      ------------------      ---------------------

            Property and equipment, cost                                    2,011                    2,151
            Less accumulated depreciation                                  (1,307)                  (1,291)
                                                                      ------------------      -------------------
            Property and equipment, net                                      704                      860
                                                                      ------------------      ---------------------

                 Total assets                                              11,313                    13,450
                                                                      ------------------      ---------------------

    Liabilities and Shareholders' Equity (Deficiency) Current liabilities
            Current maturities of long term loan from a related
            party                                                          13,000                    13,000
            Trade payables                                                   616                      882
            Related party-current account                                    438                      214
            Advances from customers                                          700                       -
            Employees and payroll accruals                                   404                      733
            Other current  liabilities                                       950                     1,092
                                                                      ------------------      ---------------------
                 Total current liabilities                                 16,108                    15,921

            Long-Term Liabilities
            Long-term loan from a related party                             7,000                    7,000
            Accrued severance pay                                           1,631                    1,523
                                                                      ------------------      ---------------------
                 Total long-term liabilities                                8,631                    8,523

                 Total liabilities                                         24,739                    24,444
                                                                      ------------------      ---------------------

            Shareholders' equity (deficiency)                             (13,426)                  (10,994)
                                                                      ------------------      ---------------------

            Total liabilities and shareholders' equity (Deficiency)        11,313                    13,450
                                                                      ------------------      ---------------------






                                            Tioga Technologies, Ltd.

                                        Consolidated Statements of Operations

                               (Dollars in thousands, except share and per share data)
   ----------------------------------------------------------------------------------------------------------------
                                                                          Three Months Ended March 31, (Unaudited)
                                                                                2002                 2001
                                                                                ----                 ----

   Revenues
        Royalties                                                               151                   440
        Services                                                                300                    -
                                                                          -----------------     ----------------
                                                                                451                   440

   Research and development expenses, net                                      1,790                 3,890

   Selling, Marketing, General and Administrative expenses                      787                  1,622

   Amortization of deferred stock compensation                                  210                   658
                                                                          -----------------     ----------------

   Total operating expense                                                     2,787                 6,170
                                                                          -----------------     ----------------

   Operating loss                                                             (2,336)               (5,730)

   Financial Expenses                                                          (309)                 (557)
                                                                          -----------------     ----------------

   Net loss from continuing operations                                        (2,645)               (6,287)

   Loss from discontinued operations                                             -                  (3,941)
                                                                          -----------------     ----------------

   Net loss                                                                   (2,645)              (10,228)
                                                                          =================     ================

   Basic and diluted net loss per share:
    Net loss per share from continuing operations                              $ (011)              $ (0.28)
    Net loss per share from discontinued operations                              -                    (0.17)
                                                                          -----------------     ----------------
                                                                          -----------------     ----------------
    Net loss per share                                                        $ (0.11)              $ (0.45)
                                                                          =================     ================
                                                                          =================     ================

   Number of shares used in computing basic and
   diluted net loss per share                                                24,715,864           22, 530,948
                                                                          =================     ================
                                                                 # # #



